UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39601

MINISO Group Holding Limited

8F, M Plaza, No. 109, Pazhou Avenue

Haizhu District, Guangzhou 510000, Guangdong Province

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibit Index

Exhibit 99.1 — Press Release — MINISO Group to Report 2026 June Quarter and Interim Financial Results on August 28, 2026

Exhibit 99.2 — Announcement with the Stock Exchange of Hong Kong Limited— Inside Information —Preliminary Financial Performance for the Six Months Ended June 30, 2026 and Date of Board Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINISO Group Holding Limited

By	:	/s/Jingjing Zhang
Name	:	Jingjing Zhang
Title	:	Chief Financial Officer

Date: August 17, 2026